QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2013 AND 2012

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	October 31	July 31
	2013	2013
ASSETS

Current assets
Cash and cash equivalents (note 3(a))	$599,003	$706,393
Amounts receivable and other assets (note 4)	592,416	143,487
Total current assets	1,191,419	849,880

Non-current assets
Restricted cash (note 3(b))	79,591	158,387
Amounts receivable and other assets (note 4)	200,000	440,000
Mineral property interests (note 5)	606,911	1,021,547
Total non-current assets	886,502	1,619,934

Total assets	$2,077,921	$2,469,814

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Amounts payable and other liabilities (note 8)	$20,991	$136,137
Convertible debenture (note 7)	600,000	–
Flow-through share premium (note 9)	–	35,639
Due to related parties (note 10)	2,554,132	2,421,220
Total current liabilities	3,175,123	2,592,996

Convertible debenture (note 7)	–	600,000
Total long-term liabilities	–	600,000

Shareholders' equity (deficiency)
Share capital (note 6)	26,050,118	26,050,118
Reserves (notes 2 and 6)	592,011	592,011
Accumulated deficit	(27,739,331)	(27,365,311)
Total shareholders' deficiency	(1,097,202)	(723,182)

Total liabilities and shareholders' equity	$2,077,921	$2,469,814

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

/s/ James Kerr	/s/ Ronald W. Thiessen

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended October 31
	2013	2012
Expenses:
Exploration and evaluation	$236,237	$2,537,775
Assays and analysis	20,431	243,204
Drilling	90,773	–
Geological	60,342	1,236,379
Graphics	1,972	13,641
Property payments	208	33,360
Site activities	25,019	406,349
Sustainability	17,182	11,735
Transportation	4,770	526,102
Travel and accommodation	15,540	67,005

General and administration	165,237	355,483
Conferences and travel	4,554	9,111
Legal, accounting and audit	1,276	22,508
Office and administration	21,446	27,976
Regulatory, trust and filing	6,766	8,939
Salaries and benefits	128,374	274,438
Shareholder communications	2,821	12,511

Equity-settled share-based payments (note 6(c))	–	84,641
Loss from operations	(401,474)	(2,977,899)
Other items
Flow-through share premium (note 9)	35,639	408,173
Interest income	1,381	3,894
Interest expense	(9,074)	(13,107)
Tax related to flow-through financing (note 9)	–	(18,648)
Foreign exchange loss	(492)	(28)
Loss before income tax	(374,020)	(2,597,615)
Income tax (note 13)	–	–
Loss and comprehensive loss for the period	(374,020)	(2,597,615)

Basic and diluted loss per common share	$(0.01)	$(0.11)

Weighted average number of common shares outstanding	27,299,513	24,424,576

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statement of Changes in Equity (Deficiency)
(Unaudited - Expressed in Canadian Dollars)

	Share Capital		Reserves
					Total
			Equity-settled		shareholders'
			share-based	Accumulated	equity
	Number	Amount	payments	deficit	(deficiency)

Balance at August 1, 2012	22,032,793	$24,514,381	$381,139	$(23,906,484)	$989,036
Loss for the year	–	–	–	(2,597,615)	(2,597,615)
Equity-settled share-based payments (note 6(c))	–	–	84,641	–	84,641
Shares issued for property option payment (note 5)	3,052,397	1,007,577	–	–	1,007,577
Balance at October 31, 2012	25,085,190	$25,521,958	$465,780	$(26,504,099)	$(516,361)

Balance at August 1, 2013	27,299,513	$26,050,118	$592,011	$(27,365,311)	$(723,182)
Loss for the period	–	–	–	(374,020)	(374,020)
Balance at October 31, 2013	27,299,513	$26,050,118	$592,011	$(27,739,331)	$(1,097,202)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	For the period ended October 31
	2013	2012
Cash flows from operating activities:
Loss for the period	$(374,020)	$(2,597,615)
Adjusted for:
Equity-settled share-based payments (note 6(c))	–	84,641
Foreign exchange	492	28
Flow-through share premium (note 9)	(35,639)	(408,173)
Interest expense	9,074	13,107
Property option payments paid through issuance of shares (note 5)	–	5,000
Restricted cash (note 3(b))	78,796	(73,000)
Changes in non-cash working capital items:
Amounts receivable and other assets	(19,293)	(292,300)
Amounts payable and other liabilities	(118,204)	392,027
Due to related parties	132,912	794,692
Tax related to flow-through financing	–	18,648
Net cash used in operating activities	(325,882)	(2,062,945)

Cash flows from investing activities:
Disposition of mineral property (note 5(a))	225,000	–
Acquisition of mineral property (note 5(a))	–	(50,000)
Net cash used in investing activities	225,000	(50,000)

Cash flows from financing activities:
Interest paid on convertible debenture	(6,016)	(8,691)
Net cash used in financing activities	(6,016)	(8,691)

(Decrease) increase in cash and cash equivalents	(106,898)	(2,121,636)
Effect of exchange rate fluctuations on cash held	(492)	(28)
	(107,390)	(2,121,664)
Cash and cash equivalents, beginning of period	706,393	2,450,451
Cash and cash equivalents, end of period (note 3(a))	$599,003	$328,787

Supplementary cash flow information:
Non cash investing and financing activities:
Property option costs paid through issuance of shares (note 5)	$–	$5,000
Property acquisition costs paid through issuance of shares (note 5)	–	1,002,577
Property acquisition costs paid through issuance of convertible debenture (note 5)	–	650,000
Property payments receivable from Amarc Resources Ltd. agreement (note 5)	189,636	–
	$189,636	$1,657,577

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed interim consolidated financial statements (the "Financial Statements") of the Company as at and for the three months ended October 31, 2013 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Company.

The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interest.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at October 31, 2013, the Company had cash and cash equivalents of $0.6 million, and a working capital deficit of $2.0 million.

Of the total liabilities of $3.2 million at October 31, 2013, $2.6 million is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 10(b)). The Company has received a confirmation from HDSI that, while continuing to provide services to the Company, HDSI will not demand repayment of amounts outstanding prior to December 31, 2014. However, there is no guarantee or amended agreement and as such the amount is presented as a current obligation.

Management believes that it is able to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements. Unless stated otherwise, the accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2013. Results for the period ended October 31, 2013 are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by a committee of the Board of Directors on December 20, 2013.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2013.

(d)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2013, the Company adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior periods but may affect the accounting for future transactions or arrangements.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after January 1, 2014

•	IAS 32, Financial Instruments – Presentation

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

•	IAS 36, Impairment of Assets

•	IAS 39, Financial Instrument: Recognition and Measurement

(ii)	Effective date to be determined

•	IFRS 9, Financial Instruments – Classification and measurement

Except as described below, the Company has not early-adopted these revised standards and is currently assessing the impact that these standards will have on the Company's financial statements.

Accounting policies adopted in the current period

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

•	IFRS 13, Fair Value Measurement

•	IAS 19, Employee Benefits

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

There was no material impact of the new and amended accounting standards adopted during the period.

3.	CASH AND CASH EQUIVALENTS

(a)	Cash and cash equivalents

	October 31, 2013	July 31, 2013
Business and savings accounts	$599,003	$706,393

(b)	Restricted cash

Restricted cash in the amount of $79,591 (July 31, 2013 – $158,387) represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the related properties.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	October 31, 2013	July 31, 2013
Current:
Sales tax receivable	$18,355	$17,679
Prepaid insurance	24,425	5,808
Due from Amarc in respect of exploration programs (note 5)	309,636,	–
Due from Amarc in respect of convertible debenture (note 5(a))	240,000	120,000
Total	$592,416	$143,487

Non-current:
British Columbia Mineral Exploration Tax Credit	$200,000	$200,000
Due from Amarc in respect of convertible debenture (note 5(a))	–	240,000
Total	$200,000	$440,000

5.	MINERAL PROPERTY INTERESTS

(a)	Galaxie Project

	Finsbury	Bearclaw	Total
Estimated fair value of the Company's shares issued 2,038,111 common shares to Finsbury, and 1,000,000 common shares to Bearclaw	$672,577	$330,000	$1,002,577
Cash payment	–	50,000	50,000
Convertible debenture (note 7)	–	650,000	650,000
Recognized as a mineral property interest	672,577	1,030,000	1,702,577
Disposition of 40% to Galaxie joint arrangement			(681,030)
Galaxie Project balance as of July 31, 2013			$1,021,547
Contributions received or receivable from Amarc			(414,636)
Galaxie Project balance as of October 31, 2013			$606,911

(i)        Initial acquisition

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") through a sale agreement (the "Sale Agreement") dated July 27, 2012. The Galaxie Project area acquired from Finsbury included an area of 1,488 square kilometres, comprised of three mineral claims totalling 1,294.3 hectares (the "Gnat Pass Property") and the surrounding mineral claims staked by Finsbury to that time. The Galaxie Project is located on Highway 37, approximately 24 kilometres south of Dease Lake, BC. The Project-area currently consists of mineral claims covering an area of approximately 1,165 square kilometres.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company acquired the Galaxie Project by:

•	issuing 2,038,111 shares to Finsbury Exploration Ltd. ("Finsbury"),

•	issuing 1,000,000 shares to Bearclaw Capital Corp. ("Bearclaw").

•	making a cash payment of $50,000 to Bearclaw, and

•	issuing a $650,000 convertible debenture (the "Debenture") (note 7) to Bearclaw.

The common shares issued to Finsbury and Bearclaw were valued at the fair market value at the date of issuance ($0.33 per common share). Bearclaw retains a 1% net smelter returns royalty on the Gnat Pass Property (wholly contained within the Galaxie Claims), capped at aggregate payments of $7,500,000 (the "Gnat Pass Royalty Agreement").

(ii)       November 2012 agreement with Amarc

In November 2012, the Company entered into a letter agreement (the "November 2012 Letter Agreement") with Amarc, whereby Amarc could earn up to a 50% interest in the Galaxie and ZNT (note 5(b)) properties (the “Galaxie ZNT Project”). The Company and Amarc have certain directors in common. The Company and Amarc agreed to conduct exploration activities at the Galaxie ZNT Project as an unincorporated joint arrangement (the “Joint Arrangement”), upon Amarc earning its initial interest in these properties, whereby the Company would transfer into the joint arrangement its interest in the properties including its obligations under the related acquisition agreements, the Gnat Pass Royalty Agreement, and its, at the time $650,000 and now $600,000 convertible debenture, of which Amarc would assume 40% (note 5).

Amarc earned an initial 40% interest in the Galaxie ZNT Project by paying to the Company $1,000,000 in cash and also funding $1,000,000 of exploration expenses, to be incurred by the Company on the Galaxie property. The cash payment and exploration funding were completed on December 31, 2012. The Company recognized a gain of $1,578,969 in relation to the 40% disposition of its mineral property interest to the Joint Arrangement.

(iii)      June 2013 agreement with Amarc

Effective June 26, 2013, the Company and Amarc entered into an amendment agreement (the "Amendment") whereby the Galaxie ZNT Project was split into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint arrangement continues to be governed by the terms of the November 2012 letter agreement.

Under the Amendment, Amarc had an option until October 31, 2013 to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% interest by funding exploration expenditures of $210,000 and $235,000, respectively. Amounts received or receivable from Amarc pursuant to its funding requirements are recorded as reductions to the carrying amount of mineral property interest.

To October 31, 2013, Amarc retained a 40% interest in the Galaxie Joint Venture and returned operatorship of the Galaxie joint venture to the Company.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	ZNT Project

The ZNT Project comprises 84 mineral claims located approximately 15 kilometres southeast of the town of Smithers, BC.

In November 2012, the Company entered into a letter agreement with Amarc pursuant to which Amarc acquired an option to earn up to a 50% interest in the ZNT property. This agreement was amended in June 2013 to allow Amarc to earn up to a 60% interest in the ZNT property (note 5(a)).

In October 2013, Amarc completed sufficient expenditures to have earned a 60% interest in the ZNT Joint Venture. Amarc returned operatorship of the ZNT Joint Venture to the Company.

(c)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

The royalty has been recorded at a nominal amount of $1.

6.	CAPITAL AND RESERVES

(a)	Authorized and issued share capital

At October 31, 2013, the authorized share capital of the Company comprised an unlimited number of common and preferred shares without par value.

The Company has no preferred shares issued and outstanding. All issued shares are fully paid.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of changes in share capital:

	Number of
Issued share capital	common shares	Amount
Balance, August 1, 2012	22,032,793	24,514,381
Common shares issued for cash, December 2012	461,914	115,479
Flow–through common shares issued for cash, December 2012	1,752,409	525,723
Recorded as flow–through share premium liability (note 9)	–	(87,620)
Share issuance costs, December 2012	–	(25,422)
Shares issued for property acquisition	3,052,397	1,007,577
Balance at July 31, 2013	27,299,513	$26,050,118
Balance at October 31, 2013	27,299,513	$26,050,118

(b)	Private Placement and Flow-Through Financing

In December 2012, the Company completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares for aggregate gross proceeds of $641,202. The Private Placement was comprised of:

•	461,914 non-flow-through common shares issued at $0.25 per share for gross proceeds of $115,479; and

•	1,752,409 flow-through common shares issued at $0.30 per share, for gross proceeds of $525,723.

After issuance costs of $25,422, net cash proceeds from the Private Placement were $615,780, of which $87,620 was recorded as a flow-through share premium liability (note 9) and the balance of $528,160 was allocated to the common shares issued.

Pursuant to the flow-through share agreements, the Company renounced eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada).

(c)	Equity-Settled Share-Based Payments

The Company has a share purchase option plan approved by the Company's shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2012 Option Plan") is based on the maximum number of eligible shares equaling 10% of the Company's outstanding common shares, calculated from time to time.

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five day volume weighted average trading price of the Company's shares calculated on the day prior to the grant. Share purchase options may have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes the changes in the Company's share purchase options for the period ended October 31, 2013 and 2012:

	Number of options	Weighted average
Continuity of share options	outstanding	exercise price
Share purchase options outstanding at July 31, 2013	1,705,800	$0.45
Forfeited during the period	(67,500)	$0.45
Share purchase options outstanding at October 31, 2013	1,638,300	$0.45
Share purchase options exercisable at October 31, 2013	1,638,300	$0.45

Continuity of share options	Number of options	Weighted average
	outstanding	exercise price
Share purchase options outstanding at July 31, 2012	1,767,600	$0.45
Forfeited during the period	(13,000)	$0.45
Share purchase options outstanding at October 31, 2012	1,754,600	$0.45
Share purchase options exercisable at October 31, 2012	589,200	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at October 31, 2013 was 2.2 years (2013 – 3.21 years).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted: grant date share price of $0.45; risk- free interest rate of 1.2%; expected volatility of 119%; expected life of 4.0 years; expected dividend yield of nil; and expected forfeiture rate of nil.

The estimated weighted average fair value of options granted during the period ended October 31, 2013 was $Nil as no options were granted in the period (2012 – $Nil). The Company recognized share-based payment expense of $Nil in the period ended October 31, 2013 (2012 – $84,641).

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

7.	CONVERTIBLE DEBENTURE

	October 31, 2013	July 31, 2013
Convertible debenture	$600,000	$600,000
Total	$600,000	$600,000

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the Galaxie Sale Agreement (note 5(a)(i)), the Company issued an unsecured $650,000 convertible debenture to Bearclaw as part of the purchase price. As part of the Letter Agreement, Amarc is obligated to pay Quartz 40% of the principal sum of this debt and 40% of interest accrued thereon (note 5(a)(ii)).

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, the Joint Arrangement made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest payments for the Debenture are payable quarterly in arrears and the Debenture is convertible into the Company's common shares at an exercise price of $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.15 per share (previously $0.40 per share) and the market price at the time of conversion. The interest rate implicit in the Debenture approximates the Company's borrowing rate. Accordingly, the net present value of the future cash flows associated with the Debenture approximates its carrying amount.

8.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	October 31, 2013	July 31, 2013
Amounts payable	$20,991	$136,137
Total	$20,991	$136,137

9.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	Three months
	ended	Year ended
	October 31, 2013	July 31, 2013
Balance at beginning of period	$35,369	$411,009
Recognized as liability upon issuance of flow-through shares	–	84,520
Derecognized upon eligible expenditures incurred	(35,369)	(460,160)
Total	$–	$35,369

Pursuant to the Private Placement of flow-through shares (note 6(b)) and in accordance with the Income Tax Act (Canada), the Company was obligated to spend the flow-through funds on eligible CEE prior to December 31, 2013 (completed) and to renounce the CEE to the investors (completed). The Company is subject to a tax, calculated monthly, on the portion of the flow-through funds raised in December 2012 remaining unspent after February 2013.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the period ended October 31, 2013 and 2012, the Company compensated key management personnel as follows:

	Three months ended October 31
	2013	2012
Short-term employee benefits, including salaries and directors fees	$38,598	$102,326
Equity-settled share-based payments	–	33,514
Total	$38,598	$135,840

(b)	Entities with Significant Influence over the Company

The Company's management believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities, who are close business associates, are also key management personnel of the Company. Pursuant to management agreements between the Company and these entities which have significant influence over the Company, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from such entities.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors and officers in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company pursuant to an agreement dated July 2, 2010, and is based on annually set rates.

Transactions and outstanding balances

Transactions with HDSI were as follows:

	Three months ended October 31
	2013	2012
Services received based on management services agreement	$206,385	$990,611
Reimbursement of third party expenses paid	14,579	66,908

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Outstanding balances were as follows:

	October 31, 2013	July 31, 2013
Balance payable to HDSI	$2,554,132	$2,421,220

HDSI has agreed not to demand repayment of these unsecured amounts prior to the end of the next 12 month period.

11.	EMPLOYEES BENEFIT EXPENSES

Employees' salaries and benefits included in various expenses are as follows:

	Three months ended October 31
	2013	2012
Exploration and evaluation expenses	$82,857	$792,358
General and administration expenses	129,588	363,225
Total	$212,445	$1,155,583

General and administration expenses include equity-settled share-based payments expense.

12.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

13.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at October 31, 2013, the Company had unused non-capital loss carry forwards of approximately $4,368,000 (2012 – $4,489,000) in Canada and $22,000 (2012 - $21,000) in the United States. The Company had approximately $4,315,000 (2012 - $4,519,000) of resource tax pools available, which may be used to shelter certain resource income.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL RISK

(a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents.

Management believes that its current assets at October 31, 2013, are sufficient to meet its known obligations falling due in next 12 months and to maintain its mineral rights in good standing for the next 12 month period. Depending on the availability of debt and/or equity financing, the Company has an ability to extend the maturity of amounts payable to certain vendors related to the Company (note 10(b)) on account of services for up to a one-year period, while continuing to receive services from such vendors as required.

The following obligations existed at October 31, 2013:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 8)	$20,991	$20,991	$–	$–

Due to related parties (note 10)	2,554,132	2,554,132	–	–
Convertible debenture (note 7)	600,000	600,000	–	–

Total	$3,175,123	$3,175,123	$–	$–

The following obligations existed at July 31, 2013:

		Payments due by period
		Less than 1		After 5
	Total	year	1-5 years	years
Amounts payable and other liabilities (note 8)	$136,137	$136,137	$–	$–
Convertible debentures (note 7)	600,000	–	600,000	–
Due to related parties (note 10)	2,421,220	2,421,220	–	–
Total	$3,157,357	$2,557,357	$600,000	$–